BAYTEX ENERGY CORP.
Annual Meeting of Shareholders
held on May 17, 2011

Report of Voting Results pursuant to Section 11.3 of

National Instrument 51-102 – Continuous Disclosure Obligations

This report sets forth a brief description of each matter which was voted upon at the Annual Meeting of holders of common shares of Baytex Energy Corp. ("Baytex") held on May 17, 2011 (the "Meeting") and the outcome of the vote.  A detailed description of the business of the Meeting is contained in the Information Circular – Proxy Statement of Baytex dated March 31, 2011 (the "Information Circular").

An aggregate of 79,799,699 common shares of Baytex (being 69.3% of the common shares eligible to be voted at the Meeting) were represented at the Meeting.

The vote on each matter was conducted by way of show of hands, except for matter 2 on which the votes were conducted by ballot.  The manner in which the proxies were voted or ballots cast, as applicable, in respect of each matter is set out below.

1.	Ordinary resolution to approve fixing the number of directors of Baytex to be elected at the Meeting at eight.

Votes For		Votes Against
#	%	#	%
79,527,142	99.7	212,481	0.3

2.
Ordinary resolution to approve the selection of the following eight nominees to serve as directors of Baytex for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

	Votes For		Votes Withheld
Name of Nominee	#	%	#	%
John A. Brussa	51,175,937	71.9	19,933,710	28.1
Raymond T. Chan	64,676,337	92.3	5,381,310	7.7
Edward Chwyl	69,165,469	98.7	892,178	1.3
Naveen Dargan	58,871,682	83.9	11,237,965	16.1
R.E.T. (Rusty) Goepel	59,191,847	84.4	10,917,800	15.6
Anthony W. Marino	66,175,941	94.4	3,881,706	5.5
Gregory K. Melchin	59,350,937	84.6	10,758,210	15.4
Dale O. Shwed	69,600,747	99.3	456,900	0.7

3.
Ordinary resolution to approve the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of Baytex for the ensuing year and to authorize the directors of Baytex to fix their remuneration.

Votes For		Votes Withheld
#	%	#	%
67,889,728	85.1	11,906,339	14.9